750 3rd Ave., 11th Floor New York, NY USA 10017 +1.212.679.5711	Toby Hansen Corporate Communications +1.718.360.6538 thansen@rubycreekresources.com

August 29, 2012

Mr. John Reynolds, Assistant Director

Mr. George Schuler, Mining Engineer, SchulerG@sec.gov

U.S. Securities and Exchange Commission

Division of Corporation Finance

100F Street, NE

Washington, D.C. 20549

Re:	July 10, 2012 Comment Letter

Ruby Creek Resources, Inc.

Form 10-K for the Fiscal Year Ended August 31, 2011

Filed December 14, 2011

File No. 000-52354

Gentlemen:

The following is in response to your referenced letter, and further to our July 16, 2012 request for extension to respond to August 31, 2012.

Where necessary for clarity, your questions per the comment letter are noted below in blue and Ruby Creek responses are in black.

1.	Our future disclosures regarding historical estimates of inferred resources will either be removed or modified in the future to comply with Industry Guide 7.

2.	We will modify our future disclosures regarding sampling and chemical analysis to comply with disclosures related to mineralization of existing or potential economic significance on our properties.

3.	Our future filings will contain such a risk factor as identified, as dictated by the circumstances at the time.

4.	We will address the stated risks and make the appropriate risk factor and disclosure modifications in future filings as dictated by our circumstances at the time.

5.	Please disclose the following information for each of your properties:

5.1	The nature your ownership or interest in the property.

The Gold Plateau consists of several prospecting licenses. The following is a description of each prospecting license.

GS1 is located in the north-western part of the Gold Plateau. GS1 is 50 sq km (19 sq miles) in size. The entire property has a Tanzania approved regional Environmental and Sociological Impact Assessment. The property has a 10 sq km (3.9 sq mile), 10-year Mining License giving Ruby Creek full rights to produce and sell gold. GS1 includes a large array of mining equipment. Ruby Creek's interest in GS1 is 95% with 5% owned by the original prospecting license holder.

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GS2 property is located in the north-west edge of the Gold Plateau and is 89 sq km (35 sq miles) in size. The entire property has a Tanzania approved regional Environmental and Sociological Impact Assessment. Ruby Creek's interest in GS2 is 95% with 5% owned by the original prospecting license holder.

Kap1, Kap2 and Kap3 properties have a combined area of 350 sq km (135 sq miles). Ruby Creek purchased the mineral and mining rights of the properties which are south of the Mk1 and Mk2 properties. We have applications in for 100% ownership on all three.

The Keigei Property is located between Mk2/Mk3 and Kap1 properties. It encompasses 200 sq km (77 sq miles) of highly prospective gold bearing sand and gravel. Ruby Creek owns a 100% interest in the property.

MK1 is located in the center of the Gold Plateau. On November 7, 2009, Ruby Creek signed an agreement with Douglas Lake Minerals (now Handeni Gold, Inc.) to acquire a 70% interest in 125 sq km (48 sq miles). The property has a large mining camp, which we upgraded over the last two years, capable of housing over 100 employees and contractors. Ruby Creek has been conducting a test mining program since September 2010. Exploration conducted by Douglas Lake Minerals in 2008 -- 2009, produced a 43-101 technical report on a small, shallow section of the property.

Mk2, Mk3 and Mk4 were purchased in June 2010. Ruby Creek acquired a 70% interest in exclusive mineral and mining rights to 255 sq km (99 sq miles) in all three properties. Douglas Lake conducted random spot surface exploration across the property which resulted in gold showings of up to 300 colors per pan of material. Nearly every sample contained some gold, which is highly unusual for a placer deposit.

The foregoing MK1-4 properties are the subject of litigation between Douglas Lake Minerals and the Company, as more fully described in our Quarterly Report on Form 10q for the quarter ended May 31, 2012, Part II, Item 1. Litigation, as filed on the Edgar system.

Tunduru North is located between, adjacent to and south of the Kap2 property. It encompasses 222 sq km (86 sq miles) of highly prospective land. Ruby Creek owns a 100% interest in the property.

Tunduru South is located between, adjacent to and south of the Tunduru North property. It contains 155 sq km (60 sq miles) of highly prospective gold bearing sand and gravel. Ruby Creek owns a 100% interest in the property.

750 3rd Ave., 11th Floor New York, NY USA 10017 +1.212.679.5711	Toby Hansen Corporate Communications +1.718.360.6538 thansen@rubycreekresources.com

There are three small areas known as the DB properties (not shown on map) DB1, DB2 and DB3 that are located in small gaps within the prospecting license areas of the Gold Plateau. Combined, their total area is 48 sq km (18.5 sq miles). We have applications in for 100% ownership on all three.

5.2	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

All Ruby Creek properties are subject to a 4% statutory royalty on all gold produced and sold, payable to the government of Tanzania.

Properties MK1, MK2, MK3 and MK4 are owned under a joint venture agreement between Ruby Creek, Handeni Gold and Mkuvia Maita. Ruby Creek owns 70% of the JV, Handeni Gold 25% and Mkuvia Maita 5%. Mkuvia Maita receives a royalty of 3% of gold produced on any of the four properties.

Properties GS1 and GS2 are owned under a joint venture agreement between Ruby Creek and Mkuvia Maita. Ruby Creek owns 95% of the JV and Mkuvia Maita 5%. Mkuvia Maita receives a royalty of 3% of gold produced on the properties.

Ruby Creek owns a 100% interest in all of the remaining properties Kap1, Kap2, Kap3, DB1, DB2, DB3, Keigei, TUN-N, and TUN-S.

5.3	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

Mineral prospecting license rights were either purchased by an existing PL owner or acquired as a Joint Venture agreement with an existing PL owner. The duration of mining rights is determined by the length of time the prospecting license is valid. In Tanzania, prospecting licenses have durations of 3 years. If insufficient exploration was performed on the PL, the PL will split in half. One half will be in the name of the original owner and the other half is subject to competitive bid.

5.4	An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

All properties are part of a placer deposit where Ruby Creek has a right to explore for minerals but not gemstones.

5.5	Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

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In the following table RCG(T) is Ruby Creek Gold Tanzania and a wholly owned subsidiary of Ruby Creek Resources, MM is Mkuvia Maita the prospecting license holder of all JV’s and GS refers to Gold Standard.

PL	License Code	Company	Size (km2)	Latitude (South)	Longitude (East)	Issue Date	Expiration (mm/dd/yr)
MK1	PL5664/2009	JV WITH RCR(T) From 19/05/2010	75.73	A.10°17′00.00″ B.10°17′00.00″ C.10°19′10.00″ D.10°19′10.00″ E.10°25′11.00″ F.10°25′11.00″ G.10°22′20.00″ H.10°22′20.00″ I.10°19′58.00″ J.10°19′58.00″	37°41′06.60″ 37°42′25.00″ 37°42′25.00″ 37°45′00.00″ 37°45′00.00″ 37°42′25.00″ 37°42′25.00″ 37°39′57.00″ 37°39′57.00″ 37°41′06.60″	12/06/2009	11/06/2012
MK2	PL5669/2009	JV WITH RCR(T) From 19/05/2010	149.11	A.10°19′10.00″ B.10°19′10.00″ C.10°26′10.00″ D.10°26′10.00″	37°45′00.00″ 37°51′20.00″ 37°51′20.00″ 37°45′00.00″	02/05/2009	01/05/2012
MK3	PL5673/20009	JV WITH RCR(T) From 19/05/2010	100.44	A.10°15′30.00″ B.10°15′30.00″ C.10°19′10.00″ D.10°19′10.00″ E.10°17′00.00″ F.10°17′00.00″	37°41′06.60″ 37°50′02.40″ 37°50′02.40″ 37°42′25.00″ 37°42′25.00″ 37°41′06.60″	12/06/2009	11/06/2012
MK4	PL5662/2009	JV WITH RCR(T) From 19/05/2010	44.90	A.10°19′58.00″ B.10°19′58.00″ C.10°26′10.00″ D.10°26′10.00″	37°37′48.00″ 37°39′57.00″ 37°39′57.00″ 37°37′48.00″	12/06/2009	11/06/2012
GS1	PL6011/2009	JV WITH GS+MM From 29/11/2010	49.75	A.10°15′30.00″ B.10°15′30.00″ C.10°19′58.00″ D.10°19′58.00″	37°37′48.00″ 37°41′06.60″ 37°41′06.00″ 37°37′48.00″	12/06/2009	01/06/2012

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GS (ML)	ML 409/2010	JV WITH GS+MM From 29/11/2011	9.90	A.10°15′32.10″ B.10°15′32.10″ C.10°16′17.30″ D.10°16′17.30″ E.10°17′34.70″ F.10°17′34.70″ G.10°16′09.70″ H.10°16′09.70″ I.10°15′43.70″ J.10°15′43.70″	37°40′08.60″ 37°41′06.60″ 37°41′06.60″ 37°40′33.50″ 37°40′33.50″ 37°39′10.10″ 37°39′10.10″ 37°39′27.80″ 37°39′27.80″ 37°40′08.00″	21/09/2010	20/09/2020
GS2	PL6310/2010	JV WITH GS+MM From 29/11/2011	89.06	A.10°26′08.00″ B.10°26′08.00″ C.10°11′54.00″ D.10°11′54.00″ E.10°15′24.84″ F.10°15′24.84″ G.10°15′30.00″ H.10°15′30.00″	37°37′48.60″ 37°36′29.00″ 37°36′29.00″ 37°39′56.80″ 37°39′56.80″ 37°39′56.84″ 37°39′56.84″ 37°37′48.00″	30/03/2010	29/03/2013
KEIGEI	PL7091/2011	RCG(T)	196.67	A.10°15′49.38″ B.10°26′02.54″ C.10°26′02.54″ D.10°19′08.23″ E.10°19′08.23″ F.10°16′34.99″ G.10°16′34.99″ H.10°16′28.76″ I.10°16′28.75″ J.10°16′15.97″ K.10°16′15.41″ L.10°16′15.41″ M.10°15′49.38″	37°56′42.03″ 37°56′42.03″ 37°51′20.01″ 37°51′20.01″ 37°50′02.40″ 37°50′02.40″ 37°50′02.28″ 37°50′02.28″ 37°50′02.40″ 37°50′02.40″ 37°50′02.59″ 37°50′02.40″ 37°50′02.40″	27/08/2011	26/08/2015
KAP1	HQ-P20243	RCG(T)	14.50	A.10°19′10.00″ B.10°19′10.00″ C.10°26′10.00″ D.10°26′10.00″	37°45′00.00″ 37°51′20.00″ 37°51′20.00″ 37°45′00.00″

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KAP2	HQ-G17109	RCG(T)	299.21

A.10°30′00.00″

B.10°30′00.00″

C.10°28′55.46″

D.10°28′53.90″

E.10°28′49.20″

F.10°28′47.59″

G.10°28′27.00″

H.10°28′27.00″

I.10°26′10.00″

J.10°26′10.00″

K.10°26′06.19″

L.10°26′02.54″

M.10°26′02.54″

N.10°15′49.38″

K.10°15′49.38″

J.10°11′54.00″

38°00′00.00″

37°47′36.00″

37°47′36.00″

37°47′39.00″

37°47′39.60″

37°47′36.00″

37°47′36.00″

37°45′47.00″

37°45′47.00″

37°51′20.00″

37°51′20.00″

37°56′38.79″

37°56′42.03″

37°56′42.03″

37°56′42.00″

37°56′42.00″

KAP3	HQ-P25119	RCG(T)	34.579	A.10°11′54.00″ B.10°11′54.00″ C.10°15′00.00″ D.10°15′00.00″	38°00′00.00″ 37°56′42.00″ 38°00′00.00″ 37°56′42.00″
TUN-N	PLR6582/2010	RCG(T)	222.43	A.10°30′00.00″ B.10°36′06.92″ C.10°36′06.92″ D.10°35′00.00″ E.10°35′00.00″ F.10°30′00.00″	38°00′00.00″ 38°00′00.00″ 37°50′15.00″ 37°50′15.00″ 37°45′47.00″ 37°45′47.00″	13/08/2010	12/08/2012
TUN-S	PL6675/2010	RCG(T)	154.28	A.10°36′06.92″ B.10°42′02.00″ C.10°42′02.00″ D.10°36′06.92″	37°58′01.80″ 37°58′01.80″ 37°50′15.00″ 37°50′15.00″	21/09/2010	20/09/2012
DB3	HQ-P23659	RCG(T)	26.88	A.10°19′10.00″ B.10°19′10.00″ C.10°26′10.00″ D.10°26′10.00″	37°45′00.00″ 37°51′20.00″ 37°50′20.00″ 37°45′00.00″
DB1	HQ-P23660	RCG(T)	9.017	A.10°15′30.00″ B.10°15′49.38″ C.10°15′49.38″ D.10°15′30.00″	37°56′42.00″ 37°56′42.00″ 37°50′02.40″ 37°50′02.40″

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DB2	HQ-P23661	RCG(T)	11.67	A.10°19′58.00″ B.10°19′58.00″ C.10°22′20.00″ D.10°22′20.00″ E.10°20′30.00″ F.10°20′30.00″ G.10°20′22.00″ H.10°20′22.00″ I.10°20′10.00″ J.10°20′10.00″ K.10°20′03.00″ L.10°20′03.00″ M.10°19′58.00″	37°39′57.00″ 37°41′07.00″ 37°41′07.00″ 37°39′57.00″ 37°39′57.00″ 37°40′02.00″ 37°40′02.00″ 37°40′15.00″ 37°40′15.00″ 37°40′08.60″ 37°40′08.00″ 37°39′57.00″ 37°38′57.00″

5.6	The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

Annual retaining fees are based upon US $40/sq km. The following table is a summary of the fees.

Property	Annual License Fees ($US)	Party Responsible
MK1	3,029	MM
MK2	5,964	MM
MK3	4,018	MM
MK4	1,796	MM
GS1	1,990	MM
GS2	3,562	MM
KEIGEI	7,867	RCR
KAP1	580	RCR
KAP2	11,968	RCR
KAP3	1,383	RCR
TUN-N	8,900	RCR
TUN-S	6,171	RCR
DB1	467	RCR
DB2	361	RCR
DB3	1,075	RCR

MM = Mkuvia Maita, RCR = Ruby Creek Resources

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5.7	The area of your claims, either in hectares or in acres.

Property	Size (Hectacres)
MK1	7,573
MK2	14,911
MK3	10,044
MK4	4,490
GS1	4,975
GS2	8,906
KEIGEI	19,667
KAP1	1,450
KAP2	29,921
KAP3	3,458
TUN-N	22,243
TUN-S	15,428
DB1	1,167
DB2	902
DB3	2,688

5.8	Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

We will comply with these terms.

6. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

6.1	The location and means of access to your property, including the modes of transportation utilized to and from the property.

The Gold Plateau Project is located in the Nachingwea District, Lindi Region of the United Republic of Tanzania, and approximately 140 kilometers west of Nachingwea town. Lindi Region is one of the three regions forming Southern Zone of United Republic of Tanzania, the other regions being Mtwara and Ruvuma. The Mtwara and Ruvuma regions border northern Mozambique and eastern Malawi. A central point of the project is located at 361600 mE, 8856946 mS, UTM Zone 37 Southern Hemisphere (WGS 84).

The Gold Plateau can be accessed by road westbound through the town of Nachingwea through small and large scale vehicles and trucks.

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6.2	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

The only condition to retain title to the prospecting licenses is to pay the annual maintenance fees and file quarterly reports indicating our exploration activities. If there is no geological work conducted within a prescribed period of time, the prospecting license can be split in half where the company retains half and the other half of the PL is placed on auction.

6.3	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

All properties have similar geological characteristics of being part of a large placer deposit. More specifically the main deposit type that has been identified in the area is an alluvial paleo-placer type gold deposit that is associated with an unknown or unidentified source of primary gold that has been weathered and deposited in the quaternary sediments. However the wide spread nature of the mineralization in the sands and pebble conglomerate on the surface suggests that the beach type alluvial gold deposits could be present on the Gold Plateau Project. This would represent a beach environment on the eastern edge of the source material that has been tectonically raised to its current inland above sea level position.

There is geological evidence that the property is on the western edge of a basin that could represent an ancient sea. The consistency of the sand underlain by pebble conglomerate throughout the region of the property at both high and low elevation conforms to this type of environment. In both deposit type models the presence of detrital alluvial gold all units (sand and pebble conglomerate).

6.4	A description of any work completed on the property and its present condition.

There has been insignificant work completed on the following properties of the Gold Plateau: MK2, MK3, MK4, GS2, Kap1, Kap2, Kap3, DB1, DB2, DB3, Keigei, TUN-N, and TUN-S. GS1 has been explored, a completed Environmental Sociological Impact Assessment and the granting of a Tanzanian 10 year mining license. A $1 million exploration program has been conducted on a small area of MK1 by Douglas Lake Minerals (now Handeni Gold). A NI 43-101 Technical Resource Report has been written as a result of that work. Both GS1 and MK1 have mining camps. Limited test mining has been conducted on both properties.

6.5	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

Ruby Creek has a fully functioning wash plant consisting of an ore hopper, two trommels and 5 jigs located on the Gold Standard property. Sluice boxes and flow channeling metal workings connect the major components. The company owns four excavators. Two are fully functional, one has limited functionality and the fourth is inoperable with a blown engine. There are three dump trucks and all presently function. Ruby Creek owns two fuel trucks, one water bowser, three Land Rovers, two Range Rovers and one Toyota Prada; all vehicles are in operational condition.

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6.6	A description of equipment, infrastructure, and other facilities.

Ruby Creek has a camp on the GS1 property. The GS1 camp has a functioning water well, kitchen, mess hall, equipment repair, toilet, wash room, world-wide communication and sleeping facilities.

6.7	The current state of exploration of the property.

No active exploration activities presently exist on the Gold Plateau Project. In order to conduct such exploration we would need to raise more than 1 million dollars to be used specifically for this purpose.

6.8	The total costs incurred to date and all planned future costs.

Ruby Creek Resources has spent approximately $7 million on the project including the accumulation of certain prospecting rights, joint ventures, in country support staff and facilities and corporate expenditures. Pending the availability of funds that we would receive as a result of our fund raising activities the Company plans to spend $1 million on additional mining equipment and another $1 million in operating capital to achieve an initial level of production of approximately 150 to 200 ounces per month. At that level of production we believe we can achieve positive cash flow.

6.9	The source of power and water that can be utilized at the property.

Power has to be provided by diesel generator with diesel fuel imported to the Project from the town of Nachingwea. There are several small rivers crossing through the Gold Plateau and the area has underground water source.

6.10	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

The entire project containing all Ruby Creek’s properties has no known proven, probable, measured or indicated mineral reserves. MK1 has 21,125 ounces of 43-101 inferred gold resource. GS1 contains a non-qualified 105,000 ounces of inferred gold resource.

7. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

1.	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

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2.	A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

3.	A north arrow.

4.	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

5.	A title of the map or drawing, and the date on which it was drawn.

6.	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

7.	Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Map has been attached which is responsive to Comment 7 and subparts..

8. In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7, applicable under the instructions to Item 4 of Form 20-F.

The properties MK2, MK3, MK4, GS1, GS2, Kap1, Kap2, Kap3, DB1, DB2, DB3, Keigei, TUN-N, and TUN-S have no known mineral reserves. No exploration on any of these properties is anticipated in the foreseeable future until financing has been secured. MK1 has 21,125 ounces of inferred gold resource per NI 43-101 and JORC standards. MK1 has no known mineral reserves.

9. On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

1.	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

There is no planned exploration program on any of Ruby Creek’s properties at this time. However, if we were able to raise $1 million or more for this purpose we would:

Acquire and interpret remotely sensed data (satellite imagery).

Conduct geophysical work using SkyTEM that provides accurate shallow imaging concurrently with penetration of the bedrock for deep imaging of the deposit. Sample and prove up a targeted resource on mining license area.

Produce a Competent Persons Report to JORC or 43-101 eq. standards.

Conduct preliminary investigation to identify source hard rock targets.

2.	Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

None at this time

3.	If there is a phased program planned, briefly outline all phases.

None at this time

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4.	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

There is no planned exploration program on any of Ruby Creek’s properties.

5.	Disclose how the exploration program will be funded.

Ruby Creek has no funds to conduct an exploration program.

6.	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

None

10. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

There is no planned exploration program on any of Ruby Creek’s properties.

11. We note you are subject to permitting requirements of the Tanzanian Government. Please provide a short summary of the permits and/or operational plans required to perform exploration activities on your properties.

Mineral Rights Available Under Tanzanian Law

Broadly, mineral rights that are available under Tanzanian law can be classified into three groups, namely, investigatory, production, and trading. Investigatory rights are given in a form of prospecting or retention licenses, production rights are given in a form of mining license and trading licenses are given in a form of dealership licenses. The minister has the power to grant, renew, suspend or cancel any license. Licenses are granted on a 'first-come, first-served' basis except in a situation where licences are subjected to a competitive bidding process. The major licenses which may be granted under the Mining Act, 1998 to foreign owned companies include the following:

· Prospecting licenses with preliminary reconnaissance period which are given for two years. Subsequently, the license holder can be granted a normal prospecting license an area not exceeding the size permitted for a normal prospecting license.

· Prospecting licenses which are given for an initial period of three years. The prospecting license can be renewed twice for a period not exceeding two years for each renewal subject to relinquishing half of the area covered by the license. A request for renewal must be submitted within three months before the expiry date. Subsequently, a prospecting license may only be retained to complete an already started feasibility study.

750 3rd Ave., 11th Floor New York, NY USA 10017 +1.212.679.5711	Toby Hansen Corporate Communications +1.718.360.6538 thansen@rubycreekresources.com

· Retention licenses which can be given for a maximum of five years over an area where the holder of a prospecting license has identified mineral deposit of commercial significance and mining cannot be started by reason of technical constraints, adverse market conditions or other economic factor of temporary character. A retention license can be renewed once for a period not exceeding five years subject to submission of updated studies and assessment of the prospects and commercial exploitation of mineral deposits.

· Mining licenses which can be given for a maximum of ten years.

· Gemstone mining licenses which can be given for maximum of ten years.

Sincerely,

/S/

Daniel Bartley

CEO